                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 29)*



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                            BONNIE A. BARSAMIAN, ESQ.
                               ROGERS & WELLS, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000



                                 APRIL 20, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



                         (Continued on following pages)

CUSIP No. 422317 10 7                 13D
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        HEARST BROADCASTING, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                        WC

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
                            7.      SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            8.      SHARED VOTING POWER
                                           58,397,190

                            9.      SOLE DISPOSITIVE POWER

                           10.      SHARED DISPOSITIVE POWER
                                           58,397,190
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        58,397,190

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               63.02%

    14.      TYPE OF REPORTING PERSON CO

CUSIP No. 422317 10 7                 13D
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        HEARST HOLDINGS, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                        WC

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE

                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            8.    SHARED VOTING POWER
                                           58,397,190

                            9.    SOLE DISPOSITIVE POWER

                           10.    SHARED DISPOSITIVE POWER
                                           58,397,190

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        58,397,190

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               63.02%

    14.      TYPE OF REPORTING PERSON
                                  CO

CUSIP No. 422317 10 7                 13D

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST CORPORATION

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                    WC

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
                            7.     SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            8.     SHARED VOTING POWER
                                           58,397,190

                            9.     SOLE DISPOSITIVE POWER

                           10.     SHARED DISPOSITIVE POWER
                                           58,397,190

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        58,397,190

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               63.02%

    14.      TYPE OF REPORTING PERSON
                                CO

CUSIP No. 422317 10 7                 13D

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST FAMILY TRUST

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                        WC

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CALIFORNIA
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            8.    SHARED VOTING POWER
                                           58,397,190

                            9.    SOLE DISPOSITIVE POWER

                           10.    SHARED DISPOSITIVE POWER
                                           58,397,190

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        58,397,190

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               63.02%

    14.      TYPE OF REPORTING PERSON
                                OO (Testamentary Trust)

                                  SCHEDULE 13D


         This Amendment No. 29, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $71,259,333.50. Hearst Broadcasting used its working capital to make such purchases.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Hearst Broadcasting purchased the additional Securities reported in
Item 5(c) of this Statement in order to increase its equity interest in the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of April 20, 2000 the Reporting Persons owned 17,098,542 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 58,397,190 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 63.02% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.

         (c) Since filing Amendment No. 28 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open market transactions:


                    DATE          # OF SHARES        PRICE PER SHARE ($)            COST ($)
                    ----          -----------        -------------------            --------
                   03/01/00              500              20.8750                    10,457.50
                   03/01/00              500              20.9375                    10,488.75
                   03/01/00            2,500              21.0000                    52,600.00
                   03/02/00            5,000              21.3750                   107,075.00
                   03/06/00           90,000              21.0000                 1,893,600.00
                   03/06/00            5,400              20.6250                   111,591.00
                   03/06/00            1,500              20.5625                    30,903.75
                   03/06/00            1,000              20.3125                    20,352.50
                   03/07/00            2,300              20.7500                    47,817.00
                   03/07/00            1,500              20.8125                    31,278.75
                   03/07/00           10,000              21.0000                   210,400.00
                   03/08/00            6,900              21.0000                   145,176.00
                   03/10/00              700              20.8750                    14,640.50
                   03/10/00              500              20.9375                    10,488.75
                   03/13/00            1,400              21.0000                    29,456.00
                   03/15/00          265,600              21.0000                 5,588,224.00
                   03/22/00           50,000              22.6250                 1,131,250.00
                   03/22/00           10,000              21.7500                   217,500.00
                   04/19/00            1,300              20.7500                    27,027.00
                   04/19/00            2,000              20.8125                    41,705.00
                   04/19/00              800              20.9375                    16,782.00
                   04/19/00              500              21.0000                    10,520.00
                                   ---------                                    --------------
                      Total          459,900                                      9,759,333.50
                                   ---------                                    --------------

         Since filing Amendment No. 28 to the Statement, Hearst Broadcasting has made the following purchase of Series A Common Stock of the Issuer pursuant to a privately negotiated transaction:


                    DATE          # OF SHARES        PRICE PER SHARE ($)            COST ($)
                   04/20/00        3,000,000              20.5000                61,500,000.00
                      Total        3,000,000                                     61,500,000.00
                                   ---------                                     -------------


                Combined Total     3,459,900                                     71,259,333.50
                                   =========                                     =============

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 25, 2000



                                            HEARST BROADCASTING, INC.

                                            By:    /s/ Jodie W. King
                                                ----------------------------
                                                Name:  Jodie W. King
                                                Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 25, 2000


                                            HEARST HOLDINGS, INC.

                                            By:      /s/ Jodie W. King
                                                ----------------------------
                                                  Name:  Jodie W. King
                                                  Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 25, 2000



                                            THE HEARST CORPORATION

                                            By:       /s/ Jodie W. King
                                                 --------------------------
                                                  Name:   Jodie W. King
                                                  Title:  Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 25, 2000


                                            THE HEARST FAMILY TRUST

                                            By:        /s/ Mark F. Miller
                                                 ------------------------
                                                   Name:   Mark F. Miller
                                                   Title:  Trustee

                                   SCHEDULE I


                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST


Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst's other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*"). Unless otherwise indicated, all persons identified below are United States citizens.





                                   Present Office/Principal
Name                               Occupation or Employment
----                               ------------------------

HEARST

George R. Hearst, Jr.*             Chairman of the Board, Chairman of Executive Committee, Director

Frank A. Bennack, Jr.*             President and Chief Executive Officer, Director

Victor F. Ganzi*                   Executive Vice President and Chief Operating Officer, Director

James M. Asher                     Senior Vice President, Chief Legal and Development Officer

Cathleen P. Black                  Senior Vice President, Director; President: Hearst Magazines
                                   Division, Hearst Communications, Inc.

John G. Conomikes*                 Senior Vice President, Director

Ronald J. Doerfler                 Senior Vice President, Chief Financial Officer and Treasurer

George B. Irish                    Senior Vice President, Director; President: Hearst Newspapers
                                   Division, Hearst Communications, Inc.

Raymond E. Joslin                  Senior Vice President, Director; President: Hearst Entertainment
                                   and Syndication Group Administration Division, Hearst
                                   Communications, Inc.

David J. Barrett (1)               Director; President and Co-Chief Executive Officer: Hearst-Argyle
                                   Television, Inc.

Millicent H. Boudjakdji*           Director

Richard E. Deems* (2)              Director

Austin Hearst (3)                  Director; Vice President: Hearst Entertainment Distribution
                                   Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*               Director

Randolph A. Hearst*                Director

William R. Hearst, III* (4)        Director; Partner: Kleiner, Perkins, Caufield & Byers

Harvey L. Lipton* (2)              Director

Terence G. Mansfield (5)(6)        Director, Vice President; Managing Director: The National Magazine
                                   Co., Ltd.

Gilbert C. Maurer* (2)             Director

Mark F. Miller*                    Director, Vice President; Executive Vice President: Hearst
                                   Magazines Division, Hearst Communications, Inc.

Raymond J. Petersen*               Director; Executive Vice President: Hearst Magazines Division,
                                   Hearst Communications, Inc.

Virginia Hearst Randt              Director

George J. Green                    Vice President; President: Hearst Magazines International Division,
                                   Hearst Communications, Inc.

Thomas J. Hughes                   Vice President

Jodie W. King                      Vice President and Secretary

Richard P. Malloch                 Vice President; President: Hearst Business Media Group
                                   Administrative Division, Hearst Communications, Inc.

Bruce L. Paisner (3)               Vice President; Executive Vice President: Hearst Entertainment and
                                   Syndication Group Administrative Division, Hearst Communications,
                                   Inc.

Debra Shriver                      Vice President

Alfred C. Sikes                    Vice President; President: Hearst Interactive Media Division,
                                   Hearst Communications, Inc.

Jonathan E. Thackeray              Vice President

HEARST BROADCASTING

John G. Conomikes*                   President, Director

David J. Barrett (1)                 Vice President, Director; President and Co-Chief Executive Officer:
                                     Hearst-Argyle Television, Inc.(2)

Ronald J. Doerfler                   Vice President, Treasurer

Victor F. Ganzi*                     Vice President, Director

Jodie W. King                        Vice President, Secretary

Frank A. Bennack, Jr.*               Director

George R. Hearst, Jr.*               Director

William R. Hearst, III* (4)          Director; Partner: Kleiner, Perkins, Caufield & Byers(4)

Gilbert C. Maurer* (2)               Director

Virginia Hearst Randt                Director

HEARST HOLDINGS

George R. Hearst, Jr.*               Chairman of the Board, Chairman of Executive Committee, Director

Frank A. Bennack, Jr.*               President and Chief Executive Officer, Director

Victor F. Ganzi*                     Executive Vice President and Chief Operating Officer, Director

James M. Asher                       Senior Vice President, Chief Legal and Development Officer

Cathleen P. Black                    Senior Vice President, Director; President: Hearst Magazines
                                     Division, Hearst Communications, Inc.

John G. Conomikes*                   Senior Vice President, Director

Ronald J. Doerfler                   Senior Vice President, Chief Financial Officer and Treasurer

George B. Irish                      Senior Vice President, Director; President: Hearst Newspapers
                                     Division, Hearst Communications, Inc.

Raymond E. Joslin                    Senior Vice President, Director; President: Hearst Entertainment
                                     Syndication Group Administrative Division, Hearst Communications,
                                     Inc.

David J. Barrett (1)                 Director; President and Co-Chief Executive Officer: Hearst-Argyle
                                     Television, Inc.

Millicent H. Boudjakdji*             Director

Richard E. Deems* (2)                Director

George J. Green                      Vice President; President: Hearst Magazines International Division,
                                     Hearst Communications, Inc.

Austin Hearst (3)                    Director; Vice President: Hearst Entertainment Distribution
                                     Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                 Director

Randolph A. Hearst*                  Director

William R. Hearst, III* (4)          Director; Partner: Kleiner, Perkins, Caufield & Byers

Harvey L. Lipton* (2)                Director

Terence G. Mansfield (5)(6)          Director, Vice President; Managing Director: The National Magazine,
                                     Co., Ltd.

Gilbert C. Maurer* (2)               Director

Mark F. Miller*                      Director, Vice President; Executive Vice President: Hearst
                                     Magazines Division, Hearst Communications, Inc.

Raymond J. Petersen*                 Director; Executive Vice President: Hearst Magazines Division,
                                     Hearst Communications, Inc.

Virginia Hearst Randt                Director

Thomas J. Hughes                     Vice President

Jodie W. King                        Vice President and Secretary

Richard P. Malloch                   Vice President

Bruce L. Paisner (3)                 Vice President; Executive Vice President: Hearst Entertainment and
                                     Syndication Group Administrative Division, Hearst Communications,
                                     Inc.

Debra Shriver                        Vice President

Alfred C. Sikes                      Vice President; President: Hearst Interactive Media Division,
                                     Hearst Communications, Inc.

Jonathan E. Thackeray                Vice President


(1)    888 Seventh Avenue
       New York, NY 10106

(2)    Self-employed, non-employed or retired

(3)    235 E. 45th Street
       New York, NY 10017

(4)    2750 Sand Hill Road
       Menlo Park, CA 94025

(5)    U.K. Citizen

(6)    National Magazine House
       72 Broadwick Street
       London, England NIV 2BP